Exhibit 3.19

CERTIFICATE OF AMENDMENT

OF ARTICLES OF ORGANIZATION

1.	Name of Limited Liability Company: eCorp Marketing, LLC.

2.	The Certificate of Formation of the limited liability company is hereby amended as follows:

a.	Article One is hereby amended in its entirety and replaced with the following:

ARTICLE ONE

The name of the Company is Inergy Gas Marketing, LLC.

b.	Article Two is hereby amended in its entirety and replaced with the following:

ARTICLE TWO

The name and address of the registered office of the Company and the name and address of the registered agent of the Company for service of process in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

c.	Article Three is hereby deleted in its entirety.

The undersigned has executed this Certificate on August 9, 2005.

ECORP MARKETING, LLC

By:	/s/ John J. Sherman
	Name:	John J. Sherman
	Title:	President